EXHIBITS

Exhibit Number		Page
	Copy of the disclosure letter that PLDT Inc. filed with the Philippine Stock Exchange on June 11, 2025 and with the Philippine Securities and Exchange Commission on June 13, 2025 in connection with the press release entitled “PLDT releases its first combined annual and sustainability report, shares highlights of 2024 performance.”	6

June 11, 2025

The Philippine Stock Exchange, Inc.

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention: Atty. Johanne Daniel M. Negre

Officer-in-Charge – Disclosure Department

Securities & Exchange Commission

7907 Makati Avenue, Salcedo Village,

Barangay Bel-Air, Makati City

Attention: Atty. Oliver O. Leonardo

Director – Markets and Securities Regulation Department

Dear All:

In compliance with the PSE’s Revised Disclosure Rules, we submit herewith a press release entitled “PLDT releases its first combined annual and sustainability report, shares highlights of 2024 performance.”

This submission shall also serve as our compliance with Section 17.1 of the Securities Regulation Code regarding the filing of reports on significant developments.

Very truly yours,

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

PLDT Inc.

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number
88168553

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,334 As of May 31, 2025	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.
June 11, 2025

Date of Report (Date of earliest event reported)

2.
SEC Identification Number: PW-55

3.
BIR Tax Identification No. 000-488-793

4.
PLDT Inc.

Exact name of issuer as specified in its charter

5. Philippines 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 8250-0254

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.
Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________

________________________________________________________________

________________________________________________________________

11. Item 9 (Other Events)

We submit herewith the press release of PLDT Inc. (the “Company”) entitled “PLDT releases its first combined annual and sustainability report, shares highlights of 2024 performance.”

Pursuant to the requirements of the Securities Regulation Code, the Company has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT Inc.

By:

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

June 11, 2025

PLDT pressrelease #sustainabilityEveryday

PLDT releases its first combined annual and sustainability report, shares highlights of 2024 performance

MANILA, Philippines, June 11, 2025 – At its 2024 Annual Stockholders’ Meeting held recently, the Philippines’ largest fully integrated telecommunications network PLDT Inc. (PLDT) released its inaugural annual report which combines its business and environmental, social, and governance (ESG) performance highlights.

Titled “AI and the New Generation of Leaders”, the PLDT 2024 Annual and Sustainability Report shares the company’s stance on the rapid advancement of Artificial Intelligence (AI) and details how the company continues to embrace its role in investing in enabling digital infrastructure, creating value for its stakeholders, developing a new breed of leaders, and upholding responsible business practices.

Reviewed and approved by the company’s Board of Directors through its Governance, Nomination, and Sustainability Committee and Audit Committee, the report chronicles PLDT’s year-round operational highlights and includes performance of its subsidiaries, Smart Communications, Inc., ePLDT, Inc., VITRO, Inc., PLDT Global Corporation, and Multisys Technologies Corporation, as well as its associate company Maya Philippines, Inc., and its social outreach arm, PLDT-Smart Foundation.

PLDT’s annual and sustainability report follows various ESG disclosure frameworks, including the Global Reporting Initiative Standards, Sustainability Accounting Standards Board, Task Force on Climate-Related Financial Disclosures, Taskforce on

Nature-related Financial Disclosures, the Ten Principles of United Nations Global Compact, and the GSMA ESG Metrics for Mobile. It also features an Integrated Annual Corporate Governance Report and information on the PLDT Group’s contribution to the UN Sustainable Development Goals.

In addition, the report includes audited financial statements and key ESG disclosures assured by external and independent firm SyCip, Gorres, Velayo & Co. (SGV), which is a member firm of Ernst & Young International Ltd.

As a testament to its continuing alignment with global standards on ESG performance and disclosures, PLDT is one of only 780 companies worldwide and the only Philippine company included in the S&P Global Sustainability Yearbook 2025.

Access the digital copy of the PLDT 2024 Annual and Sustainability Report at https://cms.pldt.com/drupal/sites/default/files/irannualandsustainablereports/2024%20Annual%20and%20Sustainability%20Report_Final.pdf.

[END]

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and opportunities that could affect PLDT’s business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Melissa V. Vergel de Dios

sustainability@pldt.com.ph

About PLDT

PLDT is the Philippines’ largest integrated telco company.

Through its principal business groups – from fixed line to wireless – PLDT offers a wide range of telecommunications and digital services across the Philippines’ most extensive fiber optic backbone, and fixed line and cellular networks.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine-listed companies.

Further information can be obtained by visiting https://main.pldt.com/.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT Inc. By : /s/Mark David P. Martinez Name : Mark David P. Martinez Title : Assistant Corporate Secretary Date : June 13, 2025